**Pricing supplement no. 926**
*To prospectus dated November 21, 2008,*
*prospectus supplement dated November 21, 2008 and*
*product supplement no. 108-A-II dated December 2, 2008*

**Registration Statement No. 333-155535**
**Dated November 10, 2010**
**Rule 424(b)(2)**

JPMORGAN CHASE & CO.

**Structured Investments**

# $1,875,000 (AAPL), $1,677,000 (BAC), $1,239,000 (WFC)
## Upside Auto Callable Single Observation Reverse Exchangeable Notes due November 16, 2011 Each Linked to the Common Stock of a Different Single Reference Stock Issuer

### General

- This pricing supplement relates to three (3) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. You may participate in any of the three (3) note offerings or, at your election, in some or all of the offerings. This pricing supplement does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Stocks described below.
- The notes are designed for investors who seek a higher interest rate than either the current dividend yield on the applicable Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the applicable Reference Stock, to accept the risks of owning equities in general and the common stock of the applicable Reference Stock issuer, in particular, to assume the risk that the notes will be automatically called and the investors will receive less interest than if the notes are not automatically called and, if the notes are not automatically called, to lose some or all of their principal at maturity.
- Each issue of offered notes will pay interest monthly at the applicable fixed rate specified for that issue below. **However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on whether the Final Share Price of the applicable Reference Stock is less than the applicable Initial Share Price by more than the applicable Protection Amount as described below. If the notes are automatically called, you will receive, for each $1,000 principal amount note, $1,000 plus accrued and unpaid interest. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing November 16, 2011*
- If the notes are not automatically called, payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof
- **The terms of the notes as set forth in "Key Terms" below, including those set forth under "Key Terms — Payment at Maturity," to the extent they differ or conflict with those set forth in the accompanying product supplement no. 108-A-II, supersede the terms set forth in product supplement no. 108-A-II. Please refer to "Supplemental Terms of the Notes" in this pricing supplement for more information.**

### Key Terms

| | |
|---|---|
| Automatic Call: | If on any of the four (4) Call Dates, the closing price of the applicable Reference Stock is greater than the applicable Initial Share Price, the notes will be automatically called on that Call Date. |
| Payment if Called: | If the notes are automatically called, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding that Call Settlement Date. |
| Pricing Date: | November 10, 2010 |
| Settlement Date: | On or about November 16, 2010 |
| Call Dates*: | February 11, 2011 (first Call Date), May 11, 2011 (second Call Date), August 11, 2011 (third Call Date) and November 10, 2011 (final Call Date, which is also the Observation Date) |
| Call Settlement Dates*: | February 16, 2011 (first Call Settlement Date), May 16, 2011 (second Call Settlement Date), August 16, 2011 (third Call Settlement Date) and November 16, 2011 (final Call Settlement Date, which is also the Maturity Date), each of which is the third business day after the applicable Call Date specified above, *provided* that the final Call Settlement Date is the Maturity Date. |
| Observation Date: | November 10, 2011* |
| Maturity Date: | November 16, 2011* |
| Other Key Terms: | See "Additional Key Terms" on page PS-1 of this pricing supplement. |

| Reference Stock Issuer | Page Number | Ticker Symbol | If Not Automatically Called | Interest Rate If Automatically Called on: First Call Date | Second Call Date | Third Call Date | Fourth Call Date | Protection Amount | Initial Share Price | CUSIP | Approximate Monthly Coupon | Tax Allocation of Monthly Coupon† Interest on Deposit | Put Premium |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Apple Inc. | PS-5 | AAPL | 8.50% per annum | 2.125% | 4.25% | 6.375% | 8.50% | $63.606, which is 20.00% of the Initial Share Price | $318.03 | 48124AW29 | $7.08 | 10.12% | 89.88% |
| | | | | (in each case equivalent to 8.50% per annum) | | | | | | | | | |
| Bank of America Corporation | PS-7 | BAC | 10.00% per annum | 2.50% | 5.00% | 7.50% | 10.00% | $3.771, which is 30.00% of the Initial Share Price | $12.57 | 48124AW37 | $8.33 | 8.60% | 91.40% |
| | | | | (in each case equivalent to 10.00% per annum) | | | | | | | | | |
| Wells Fargo & Company | PS-9 | WFC | 10.00% per annum | 2.50% | 5.00% | 7.50% | 10.00% | $5.716, which is 20.00% of the Initial Share Price | $28.58 | 48124AW45 | $8.33 | 8.60% | 91.40% |
| | | | | (in each case equivalent to 10.00% per annum) | | | | | | | | | |

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Automatic Call" or "Description of Notes — Payment at Maturity," as applicable, in the accompanying product supplement no. 108-A-II

† Based on one reasonable treatment of the notes, as described herein under "Selected Purchase Considerations — Tax Treatment as a Unit Comprising a Put Option and a Deposit" and in the accompanying product supplement no. 108-A-II under "Certain U.S. Federal Income Tax Consequences" on page PS-31. Percentages may be approximate.

**Investing in the Upside Auto Callable Single Observation Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 108-A-II and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.**

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Apple Inc.** | | | |
| **Per note** | $1,000 | $28 | $972 |
| **Total** | $1,875,000 | $52,500 | $1,822,500 |
| **Bank of America Corporation** | | | |
| **Per note** | $1,000 | $27.83 | $972.17 |
| **Total** | $1,677,000 | $46,670.91 | $1,630,329.09 |
| **Wells Fargo & Company** | | | |
| **Per note** | $1,000 | $32.20 | $967.80 |
| **Total** | $1,239,000 | $39,895.80 | $1,199,104.20 |

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2 J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive commissions of $28.00, $27.83 and $32.20 per $1,000 principal amount note for notes linked to the common stock of Apple Inc., Bank of America Corporation and Wells Fargo & Company, respectively, and will use a portion of such commissions to pay selling concessions to other affiliated or unaffiliated dealers of $21.50, $21.42 and $23.60 per $1,000 principal amount note for notes linked to the common stock of Apple Inc., Bank of America Corporation and Wells Fargo & Company, respectively. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of $21.50, $21.42 and $23.60 per $1,000 principal amount note for notes linked to the common stock of Apple Inc., Bank of America Corporation and Wells Fargo & Company, respectively, include concessions allowed to selling dealers and concessions allowed to any arranging dealer. See "Plan of Distribution" beginning on page PS-37 of the accompanying product supplement no. 108-A-II.

The agent for this offering, JPMS, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

*The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

J.P.Morgan

November 10, 2010

## Additional Terms Specific to Each Note Offering

**This pricing supplement relates to three (3) separate note offerings.  Each issue of offered notes is linked to one, and only one, Reference Stock.  The purchaser of a note will acquire a security linked to a single Reference Stock (not to a basket or index that includes another Reference Stock).  You may participate in any of the three (3) note offerings or, at your election, in some or all of the offerings.  While each note offering relates only to a single Reference Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to that Reference Stock (or any other Reference Stocks) or as to the suitability of an investment in the notes.**

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 108-A-II dated December 2, 2008.  **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 1, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.**  You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 108-A-II, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 108-A-II dated December 2, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005840/e33746_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

## Additional Key Terms

| | |
|---|---|
| Interest Payment Dates: | Interest on the notes will be payable monthly in arrears on the 16th calendar day of each month (each such day, an "Interest Payment Date"), commencing December 16, 2010, to and including the Maturity Date, unless the notes are automatically called.  If the notes are automatically called, interest will accrue to but excluding the applicable Call Settlement Date, and will be payable on each Interest Payment Date occurring before the applicable Call Settlement Date and on the applicable Call Settlement Date.  See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information. |
| Payment at Maturity: | If the notes are not automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on the performance of the applicable Reference Stock.  If the notes are not automatically called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, unless the applicable Final Share Price is less than the applicable Initial Share Price by more than the applicable Protection Amount.  If the notes are not automatically called and the applicable Final Share Price is less than the applicable Initial Share Price by more than the applicable Protection Amount, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the Cash Value thereof).  Fractional shares will be paid in cash.  **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.** |
| Physical Delivery Amount: | The number of shares of the applicable Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the applicable Initial Share Price, subject to adjustments |
| Cash Value: | The product of (1) $1,000 divided by the applicable Initial Share Price and (2) the applicable Final Share Price, subject to adjustments |
| Initial Share Price: | The closing price of the applicable Reference Stock on the Pricing Date.  The applicable Initial Share Price is subject to adjustments in certain circumstances.  See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 108-A-II for further information about these adjustments. |
| Final Share Price: | The closing price of the applicable Reference Stock on the Observation Date |

## Supplemental Terms of the Notes

For purposes of each offering, the concept of a "Monitoring Period," as described in the accompanying product supplement no. 108-A-II, is not applicable.  Instead, if the notes are not automatically called, whether you will receive at maturity the principal amount of your notes or a number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the Cash Value thereof) will depend on the closing price of the applicable Reference Stock on a single day (the Observation Date) only, which we also refer to as the Final Share Price with respect to each offering, as more fully described under "Key Terms — Payment at Maturity" in this pricing supplement.  Accordingly, you should disregard the definition for the "Monitoring Period" in the accompanying product supplement no. 108-A-II, and you should deem references in the accompanying product supplement no. 108-A-II to (a) "the Monitoring Period" to be "the Observation Date," and (b) "on any day during the Monitoring Period" or "during the Monitoring Period" to be "on the Observation Date."

## Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay interest at an Interest Rate depending upon the applicable Reference Stock, as indicated on the cover of this pricing supplement. We believe that the applicable Interest Rate is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity or upon automatic call is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS —** The notes offer monthly interest payments at the applicable Interest Rate set forth on the cover of this pricing supplement. Interest will be payable monthly in arrears on the 16th calendar day of each month (each such day, an "Interest Payment Date"), commencing December 16, 2010, to and including the Maturity Date, unless the notes are automatically called. If the notes are automatically called, interest will accrue to but excluding the applicable Call Settlement Date, and will be payable on each Interest Payment Date occurring before the applicable Call Settlement Date and on the applicable Call Settlement Date. Interest will be payable to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date or applicable Call Settlement Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in January 2011 will be payable on January 18, 2011.

- **POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE** — If the closing price of the applicable Reference Stock is greater than the applicable Initial Share Price on any of the four (4) Call Dates, your notes will be automatically called prior to the maturity date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED** — If the notes are not automatically called, we will pay you your principal back at maturity so long as the applicable Final Share Price is not less than the applicable Initial Share Price by more than the applicable Protection Amount on the Observation Date. **However, if the notes are not automatically called and if the applicable Final Share Price is less than the applicable Initial Share Price by more than the applicable Protection Amount, you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 108-A-II. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes for U.S. federal income tax purposes as units comprising: (i) a Put Option written by you that is automatically terminable in circumstances where the Automatic Call occurs and that, if not terminated, requires you to purchase the applicable Reference Stock (or, at our option, the Cash Value thereof) from us at maturity under circumstances where the payment at maturity is the applicable Physical Delivery Amount and (ii) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation to purchase the applicable Reference Stock. We intend to treat the percentages of each coupon payment specified on the cover of this pricing supplement as interest on the Deposit and as Put Premium, respectively. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale, including as a result of an Automatic Call. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 108-A-II dated December 2, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal if the notes are not automatically called. If the notes are not automatically called, the payment at maturity will be based on whether the applicable Final Share Price is less than the applicable Initial Share Price by more than the applicable Protection Amount. Under certain circumstances, you will receive at maturity a predetermined number of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the applicable Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — The notes will be called before maturity if the closing price of the applicable Reference Stock is greater than the applicable Initial Share Price on any of the four (4) Call Dates. Under these circumstances, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

- **YOUR PROTECTION MAY TERMINATE ON THE OBSERVATION DATE** — If the notes are not automatically called and the closing price of the applicable Reference Stock on the Observation Date (*i.e.*, the applicable Final Share Price) is less than the applicable Initial Share Price minus the applicable Protection Amount, you will be fully exposed to any depreciation in the applicable Reference Stock. Because the applicable Final Share Price will be determined based on the applicable closing price on a single trading day near the end of the term of the notes, the price of the applicable Reference Stock at the maturity date or at other times during the term of the notes could be at a level above the applicable Initial Share Price minus the applicable Protection Amount. This difference could be particularly large if there is a significant decrease in the price of the applicable Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the applicable Reference Stock during the term of the notes, especially on dates near the Observation Date.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any Call Settlement Date and on the Interest Payment Dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, the Reference Stock issuers or providing advisory services to the Reference Stock issuers. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers, and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **REINVESTMENT RISK** — If your notes are automatically called early, the term of the notes may be reduced to as short as three months and you will not receive interest payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

- **SINGLE STOCK RISK** — The price of the applicable Reference Stock can fall sharply due to factors specific to such Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, or upon an automatic call described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Influence the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — Assuming the notes are not automatically called, we will pay you your principal back at maturity only if the applicable Final Share Price is not less than the applicable Initial Share Price by more than the applicable Protection Amount and the notes are held to maturity.  If the notes are not automatically called and the applicable Final Share Price is less than the applicable Initial Share Price by more than the applicable Protection Amount, the protection provided by the applicable Protection Amount will be eliminated and you will be fully exposed at maturity to any decline in the market price of the applicable Reference Stock.

- **VOLATILITY RISK** — Greater expected volatility with respect to the applicable Reference Stock indicates a greater likelihood as of the Pricing Date that the applicable Reference Stock could close below the applicable Initial Share Price by more than the applicable Protection Amount on the Observation Date.  The applicable Reference Stock's volatility, however, can change significantly over the term of the notes.  The closing price of the applicable Reference Stock could fall sharply on the Observation Date, which could result in a significant loss of principal.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE APPLICABLE REFERENCE STOCK** — If the notes are not automatically called, unless the applicable Final Share Price is less than the applicable Initial Share Price by more than the applicable Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the applicable Reference Stock, which may be significant.  If the notes are automatically called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Call Settlement Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the applicable Reference Stock, which may be significant.  Accordingly, the return on the notes may be significantly less than the return on a direct investment in the applicable Reference Stock during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE APPLICABLE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the applicable Reference Stock, such as voting rights or dividend payments.  In addition, the applicable Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the applicable Reference Stock and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks.  We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this pricing supplement or in product supplement no. 108-A-II.  You should undertake your own investigation into the Reference Stocks and their issuers.  We are not responsible for the Reference stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to such Reference Stocks.  We or our affiliates may also trade in the Reference Stocks or instruments related to the Reference Stocks from time to time.  Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of an automatic call or our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the applicable Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 108-A-II.

## The Reference Stocks

### Public Information

All information contained herein on the Reference Stocks and on the Reference Stock Issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference stock issuer pursuant to the Exchange Act can be located by reference to SEC file number provided below, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stock" beginning on page PS-17 of the accompanying product supplement no. 108-A-II for more information.

### *Apple Inc. ("Apple")*

According to its publicly available filings with the SEC, Apple designs, manufactures and markets personal computers, mobile communication and media devices and portable digital music players and sells a variety of related software, services, peripherals, networking solutions and third-party digital content and applications. The common stock of Apple, no par value, is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Apple in the accompanying product supplement no. 108-A-II. Apple's SEC file number is 000-10030.

### Historical Information Regarding the Common Stock of Apple

The following graph sets forth the historical performance of the common stock of Apple based on the weekly closing price (in U.S. dollars) of the common stock of Apple from January 7, 2005 through November 5, 2010. The closing price of the common stock of Apple on November 10, 2010 was $318.03. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the closing price of the common stock of Apple has experienced significant fluctuations. The historical performance of the common stock of Apple should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Apple on the Call Dates or the Observation Date. We cannot give you assurance that the performance of the common stock of Apple will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Apple will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Apple.


Historical Performance of Apple Inc.
Price ($)
350
300
250
200
150
100
50
0
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Source: Bloomberg

**Examples of Hypothetical Payments at Maturity for Each $1,000 Investment in the Notes Linked to the Common Stock of Apple**

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes linked to the common stock of Apple, based on a range of hypothetical Final Share Prices and closing prices on any of the Call Dates. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price:          $320.00
- the Interest Rate:          8.50% per annum if the note is held to maturity

- the Protection Amount (in U.S. dollars): $64.00

2.125% (equivalent to 8.50% per annum) if the note is automatically called on the first Call Date

4.25% (equivalent to 8.50% per annum) if the note is automatically called on the second Call Date

6.375% (equivalent to 8.50% per annum) if the note is automatically called on the third Call Date

8.50% (equivalent to 8.50% per annum) if the note is automatically called on the final Call Date

| Hypothetical Highest Closing Price on any of the Call Dates | Hypothetical Final Share Price | Hypothetical Final Share Price expressed as a percentage of Initial Share Price | Payment at Maturity** | Payment on the applicable Call Settlement Date** | Total Value of Payment Received at Maturity or on the applicable Call Settlement Date** |
|---|---|---|---|---|---|
| $640.00 | N/A | N/A | N/A | $1,000.00 | $1,000.00 |
| $480.00 | N/A | N/A | N/A | $1,000.00 | $1,000.00 |
| $400.00 | N/A | N/A | N/A | $1,000.00 | $1,000.00 |
| $336.00 | N/A | N/A | N/A | $1,000.00 | $1,000.00 |
| $320.00 | $320.00 | 100.00% | $1,000.00 | N/A | $1,000.00 |
| $320.00 | $304.00 | 95.00% | $1,000.00 | N/A | $1,000.00 |
| $288.00 | $256.00 | 80.00% | $1,000.00 | N/A | $1,000.00 |
| $272.00 | $208.00 | 65.00% | 3 shares of the Reference Stock or the Cash Value thereof | N/A | $650.00 |
| $208.00 | $160.00 | 50.00% | 3 shares of the Reference Stock or the Cash Value thereof | N/A | $500.00 |
| $160.00 | $80.00 | 25.00% | 3 shares of the Reference Stock or the Cash Value thereof | N/A | $250.00 |
| $96.00 | $0.00 | 0.00% | 3 shares of the Reference Stock or the Cash Value thereof | N/A | $0.00 |

**Note that you will receive at maturity or on the applicable Call Settlement Date, as applicable, accrued and unpaid interest in cash, in addition to (1) at maturity, either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash or (2) on the applicable Call Settlement Date, $1,000 in cash. Also note that if you receive the Physical Delivery Amount at maturity, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity or on the applicable Call Settlement Date, as applicable, set forth in the table above are calculated.

**Example 1: The closing price of the Reference Stock on the first Call Date is $336.00.** Because the closing price of the Reference Stock of $336.00 on the first Call Date is greater than the Initial Share Price of $320.00, the notes are automatically called and you will receive a payment on the first Call Settlement Date of $1,000 per $1,000 principal amount note.

**Example 2: The highest closing price of the Reference Stock on any of the Call Dates was $320.00, and the Final Share Price is $304.00.** Because the highest closing price of the Reference Stock of $320.00 on any of the Call Dates is not greater than the Initial Share Price of $320.00, the notes are not automatically called. Because the Final Share Price of $304.00 is less than the Initial Share Price of $320.00 by not more than the Protection Amount, you will receive at maturity a payment of $1,000 per $1,000 principal amount note.

**Example 3: The highest closing price of the Reference Stock on any of the Call Dates was $208.00, and the Final Share Price is $160.00, a decline of more than the Protection Amount.** Because the highest closing price of the Reference Stock of $208.00 on any of the Call Dates is not greater than the Initial Share Price of $320.00, the notes are not automatically called. Because the Final Share Price of $160.00 is less than the Initial Share Price of $320.00 by more than the Protection Amount, you will receive the Physical Delivery Amount, or, at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $160.00 the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Regardless of the performance of the Reference Stock, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of (1), if the notes are held to maturity, $85.00 over the term of the notes or (2) if the notes are automatically called: (i) $21.25 if called on the first Call Date from the issue date to but excluding the first Call Settlement Date, (ii) $42.50 if called on the second Call Date from the issue date to but excluding the second Call Settlement Date; (iii) $63.75 if called on the third Call Date from the issue date to but excluding the final Call Settlement Date or (iv) $85.00 if called on the final Call Date from the issue date to but excluding the final Call Settlement Date. If the notes are held to maturity, the actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $318.03, the Protection Amount was $63.606 and the Physical Delivery Amount was 3.1444 shares of the Reference Stock, in each case subject to adjustments.

*Bank of America Corporation ("Bank of America")*

According to its publicly available filings with the SEC, Bank of America provides a full range of banking, investing, asset management and other financial and risk management products and services.  The common stock of Bank of America, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Bank of America in the accompanying product supplement no. 108-A-II.  Bank of America's SEC file number is 001-06523.

### Historical Information Regarding the Common Stock of Bank of America

The following graph sets forth the historical performance of the common stock of Bank of America based on the weekly closing price (in U.S. dollars) of the common stock of Bank of America from January 7, 2005 through November 5, 2010.  The closing price of the common stock of Bank of America on November 10, 2010 was $12.57.  We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification.  The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the closing price of the common stock of Bank of America has experienced significant fluctuations. The historical performance of the common stock of Bank of America should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Bank of America on the Call Dates or the Observation Date.  We cannot give you assurance that the performance of the common stock of Bank of America will result in the return of any of your initial investment.  We make no representation as to the amount of dividends, if any, that Bank of America will pay in the future.  In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Bank of America.



**Examples of Hypothetical Payments at Maturity for Each $1,000 Investment in the Notes Linked to the Common Stock of Bank of America**

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes linked to the common stock of Bank of America, based on a range of hypothetical Final Share Prices and closing prices on any of the Call Dates. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $12.60
- the Protection Amount (in U.S. dollars): $3.78
- the Interest Rate: 10.00% per annum if the note is held to maturity
  2.50% (equivalent to 10.00% per annum) if the note is automatically called on the first Call Date
  5.00% (equivalent to 10.00% per annum) if the note is automatically called on the second Call Date
  7.50% (equivalent to 10.00% per annum) if the note is automatically called on the third Call Date
  10.00% (equivalent to 10.00% per annum) if the note is automatically called on the final Call Date

| Hypothetical Highest Closing Price on any of the Call Dates | Hypothetical Final Share Price | Hypothetical Final Share Price expressed as a percentage of Initial Share Price | Payment at Maturity** | Payment on the applicable Call Settlement Date** | Total Value of Payment Received at Maturity or on the applicable Call Settlement Date** |
|---|---|---|---|---|---|
| $25.20 | N/A | N/A | N/A | $1,000.00 | $1,000.00 |
| $18.90 | N/A | N/A | N/A | $1,000.00 | $1,000.00 |
| $15.75 | N/A | N/A | N/A | $1,000.00 | $1,000.00 |
| $13.23 | N/A | N/A | N/A | $1,000.00 | $1,000.00 |
| $12.60 | $12.60 | 100.00% | $1,000.00 | N/A | $1,000.00 |
| $12.60 | $11.97 | 95.00% | $1,000.00 | N/A | $1,000.00 |
| $11.34 | $8.82 | 70.00% | $1,000.00 | N/A | $1,000.00 |
| $10.71 | $8.19 | 65.00% | 79 shares of the Reference Stock or the Cash Value thereof | N/A | $650.00 |
| $8.19 | $6.30 | 50.00% | 79 shares of the Reference Stock or the Cash Value thereof | N/A | $500.00 |
| $6.30 | $3.15 | 25.00% | 79 shares of the Reference Stock or the Cash Value thereof | N/A | $250.00 |
| $3.78 | $0.00 | 0.00% | 79 shares of the Reference Stock or the Cash Value thereof | N/A | $0.00 |

**Note that you will receive at maturity or on the applicable Call Settlement Date, as applicable, accrued and unpaid interest in cash, in addition to (1) at maturity, either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash or (2) on the applicable Call Settlement Date, $1,000 in cash. Also note that if you receive the Physical Delivery Amount at maturity, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity or on the applicable Call Settlement Date, as applicable, set forth in the table above are calculated.

**Example 1: The closing price of the Reference Stock on the first Call Date is $13.23.** Because the closing price of the Reference Stock of $13.23 on the first Call Date is greater than the Initial Share Price of $12.60, the notes are automatically called and you will receive a payment on the first Call Settlement Date of $1,000 per $1,000 principal amount note.

**Example 2: The highest closing price of the Reference Stock on any of the Call Dates was $12.60, and the Final Share Price is $11.97.** Because the highest closing price of the Reference Stock of $12.60 on any of the Call Dates is not greater than the Initial Share Price of $12.60, the notes are not automatically called. Because the Final Share Price of $11.97 is less than the Initial Share Price of $12.60 by not more than the Protection Amount, you will receive at maturity a payment of $1,000 per $1,000 principal amount note.

**Example 3: The highest closing price of the Reference Stock on any of the Call Dates was $8.19, and the Final Share Price is $6.30, a decline of more than the Protection Amount.** Because the highest closing price of the Reference Stock of $8.19 on any of the Call Dates is not greater than the Initial Share Price of $12.60, the notes are not automatically called. Because the Final Share Price of $6.30 is less than the Initial Share Price of $12.60 by more than the Protection Amount, you will receive the Physical Delivery Amount, or, at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $6.30, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Regardless of the performance of the Reference Stock, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of (1), if the notes are held to maturity, $100.00 over the term of the notes or (2) if the notes are automatically called: (i) $25.00 if called on the first Call Date from the issue date to but excluding the first Call Settlement Date, (ii) $50.00 if called on the second Call Date from the issue date to but excluding the second Call Settlement Date; (iii) $75.00 if called on the third Call Date from the issue date to but excluding the final Call Settlement Date or (iv) $100.00 if called on the final Call Date from the issue date to but excluding the final Call Settlement Date. If the notes are held to maturity, the actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $12.57, the Protection Amount was $3.771 and the Physical Delivery Amount was 79.5545 shares of the Reference Stock, in each case subject to adjustments.

## Wells Fargo & Company ("Wells Fargo")

According to its publicly available filings with the SEC, Wells Fargo is a nationwide, diversified, community-based financial services company providing banking, insurance, trust services, investment advisory services, mortgage banking, investment banking, retail banking, brokerage and consumer finance through banking stores, the internet and other distribution channels to individuals, businesses and institutions in the United States and in other countries. The common stock of Wells Fargo, par value $1 2/3 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Wells Fargo in the accompanying product supplement no. 108-A-II. Wells Fargo's SEC file number is 001-02979.

### Historical Information Regarding the Common Stock of Wells Fargo

The following graph sets forth the historical performance of the common stock of Wells Fargo based on the weekly closing price (in U.S. dollars) of the common stock of Wells Fargo from January 7, 2005 through November 5, 2010. The closing price of the common stock of Wells Fargo on November 10, 2010 was $28.58. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the closing price of the common stock of Wells Fargo has experienced significant fluctuations. The historical performance of the common stock of Wells Fargo should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Wells Fargo on the Call Dates or the Observation Date. We cannot give you assurance that the performance of the common stock of Wells Fargo will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Wells Fargo will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Wells Fargo.



**Examples of Hypothetical Payments at Maturity for Each $1,000 Investment in the Notes Linked to the Common Stock of Wells Fargo**

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes linked to the common stock of Wells Fargo, based on a range of hypothetical Final Share Prices and closing prices on any of the Call Dates. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $29.00
- the Interest Rate: 10.00% per annum if the note is held to maturity
  2.50% (equivalent to 10.00% per annum) if the note is automatically called on the first Call Date
  5.00% (equivalent to 10.00% per annum) if the note is automatically called on the second Call Date
  7.50% (equivalent to 10.00% per annum) if the note is automatically called on the third Call Date
  10.00% (equivalent to 10.00% per annum) if the note is automatically called on the final Call Date
- the Protection Amount (in U.S. dollars): $5.80

| Hypothetical Highest Closing Price on any of the Call Dates | Hypothetical Final Share Price | Hypothetical Final Share Price expressed as a percentage of Initial Share Price | Payment at Maturity** | Payment on the applicable Call Settlement Date** | Total Value of Payment Received at Maturity or on the applicable Call Settlement Date** |
|---|---|---|---|---|---|
| $58.00 | N/A | N/A | N/A | $1,000.00 | $1,000.00 |
| $43.50 | N/A | N/A | N/A | $1,000.00 | $1,000.00 |
| $36.25 | N/A | N/A | N/A | $1,000.00 | $1,000.00 |
| $30.45 | N/A | N/A | N/A | $1,000.00 | $1,000.00 |
| $29.00 | $29.00 | 100.00% | $1,000.00 | N/A | $1,000.00 |
| $29.00 | $27.55 | 95.00% | $1,000.00 | N/A | $1,000.00 |
| $26.10 | $23.20 | 80.00% | $1,000.00 | N/A | $1,000.00 |
| $24.65 | $18.85 | 65.00% | 34 shares of the Reference Stock or the Cash Value thereof | N/A | $650.00 |
| $18.85 | $14.50 | 50.00% | 34 shares of the Reference Stock or the Cash Value thereof | N/A | $500.00 |
| $14.50 | $7.25 | 25.00% | 34 shares of the Reference Stock or the Cash Value thereof | N/A | $250.00 |
| $8.70 | $0.00 | 0.00% | 34 shares of the Reference Stock or the Cash Value thereof | N/A | $0.00 |

**Note that you will receive at maturity or on the applicable Call Settlement Date, as applicable, accrued and unpaid interest in cash, in addition to (1) at maturity, either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash or (2) on the applicable Call Settlement Date, $1,000 in cash. Also note that if you receive the Physical Delivery Amount at maturity, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity or on the applicable Call Settlement Date, as applicable, set forth in the table above are calculated.

**Example 1: The closing price of the Reference Stock on the first Call Date is $30.45.** Because the closing price of the Reference Stock of $30.45 on the first Call Date is greater than the Initial Share Price of $29.00, the notes are automatically called and you will receive a payment on the first Call Settlement Date of $1,000 per $1,000 principal amount note.

**Example 2: The highest closing price of the Reference Stock on any of the Call Dates was $29.00, and the Final Share Price is $27.55.** Because the highest closing price of the Reference Stock of $29.00 on any of the Call Dates is not greater than the Initial Share Price of $29.00, the notes are not automatically called. Because the Final Share Price of $27.55 is less than the Initial Share Price of $29.00 by not more than the Protection Amount, you will receive at maturity a payment of $1,000 per $1,000 principal amount note.

**Example 3: The highest closing price of the Reference Stock on any of the Call Dates was $18.85, and the Final Share Price is $14.50, a decline of more than the Protection Amount.** Because the highest closing price of the Reference Stock of $18.85 on any of the Call Dates is not greater than the Initial Share Price of $29.00, the notes are not automatically called. Because the Final Share Price of $14.50 is less than the Initial Share Price of $29.00 by more than the Protection Amount, you will receive the Physical Delivery Amount, or, at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $14.50 the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Regardless of the performance of the Reference Stock, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of (1), if the notes are held to maturity, $100.00 over the term of the notes or (2) if the notes are automatically called: (i) $25.00 if called on the first Call Date from the issue date to but excluding the first Call Settlement Date, (ii) $50.00 if called on the second Call Date from the issue date to but excluding the second Call Settlement Date; (iii) $75.00 if called on the third Call Date from the issue date to but excluding the final Call Settlement Date or (iv) $100.00 if called on the final Call Date from the issue date to but excluding the final Call Settlement Date. If the notes are held to maturity, the actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $28.58, the Protection Amount was $5.716 and the Physical Delivery Amount was 34.9895 shares of the Reference Stock, in each case subject to adjustments.

## Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.